P17000021395

Florida Department of State
Division of Corporations
Electronic Filing Cover Sheet

Note: Please print this page and use it as a cover sheet. Type the fax audit number (shown below) on the top and bottom of all pages of the document.

(((H17000307563 3)))



H170003075633ABC%

Note: DO NOT hit the REFRESH/RELOAD button on your browser from this page. Doing so will generate another cover sheet.

To:
        Division of Corporations
        Fax Number   : (850)617-6381

From:
        Account Name   : LEGAL & COMPLIANCE, LLC
        Account Number : I20140000006
        Phone   : (561)514-0936
        Fax Number   : (561)514-0832

Enter the email address for this business entity to be used for future annual report mailings. Enter only one email address please.

        Email Address:_____

FLORIDA PROFIT/NON PROFIT CORPORATION
Jinglz, Inc.

Certificate of Status	0
Certified Copy	0
Page Count	06
Estimated Charge	$70.00

2nd Fax In

Electronic Filing Menu   Corporate Filing Menu   Help

2017 NOV 27 PM 2:00

RECEIVED 17 NOV 27 PM 12:13

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

JINGLZ, INC.

Pursuant to Section 607.1007 of the Business Corporation Act of the State of Florida, the undersigned, Aaron Itzkowitz, being the duly elected and serving President of Jinglz, Inc., a Florida corporation (the "**Corporation**"), does hereby certify as to the following in connection with the amendment and restatement of the Articles of Incorporation ("**Articles of Incorporation**") of the Corporation:

FIRST: The Articles of Incorporation of the Corporation were filed with the Secretary of State of the State of Florida on March 9, 2017, Document No. P17000021395.

SECOND: These Amended and Restated Articles of Incorporation, which supersede the original Articles of Incorporation, were adopted by all of the members of the Board of Directors of the Corporation and by all of the outstanding shares of Common Stock, being the only outstanding class of voting stock of the Corporation, on November 20, 2017. To effect the foregoing, the text of the Articles of Incorporation is hereby restated and amended as herein set forth in full:

ARTICLE I
NAME

The name of the corporation (hereinafter referred to as the "**Corporation**") is Jinglz, Inc.

ARTICLE II
PRINCIPAL OFFICE AND REGISTERED AGENT

The principal office of the Corporation shall be at 10802 Lake Wynds Court, Florida 33437, or in any other city in the State of Florida designated by the Board of Directors from time to time. The name and address of the Corporation's registered agent in the State of Florida, whose Consent to Appointment as Registered Agent accompanies these Articles of Incorporation, is Aaron Itzkowitz, 10802 Lake Wynds Court, Florida 33437.

ARTICLE III
PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the laws of the State of Florida, and the Corporation shall have all of the powers conferred upon corporations organized under the laws of the State of Florida to carry out such purpose.

ARTICLE IV
TERM

The Corporation shall have perpetual existence.

ARTICLE V
CAPITAL STOCK

1. *Authorized Capital Stock.* Except as otherwise provided by law, authorized shares of capital stock of the Corporation, regardless of class or series, may be issued by the Corporation, from time to time in such amounts, for such lawful consideration and for such corporate purposes as the Board of Directors may from time to time determine. All capital stock when issued and fully paid for shall be deemed fully paid and non-assessable. The total number of shares of all classes of capital stock which the Corporation shall have authority to issue shall be 150,000,000 consisting of:

    (a)   80,000,000 shares of **Class A Common Stock**;

    (b)   20,000,000 shares of **Class B Common Stock**; and

    (c)   50,000,000 shares of **Preferred Stock**.

2. *Terms of Common Stock.*

    2.1   **General**. Except as otherwise required by law or as otherwise provided in these Articles of Incorporation, each share of each class of Common Stock shall have identical powers, preferences, qualifications, limitations and other rights.

    2.2   **Voting Rights**. Except as otherwise required by law or as otherwise provided in these Articles of Incorporation: (i) each share of Class A Common Stock shall be entitled to one (1) vote per share; (ii) each share of Class B Common Stock shall be entitled to ten (10) votes per share; and (iii) the holders of Class A Common Stock, the holders of Class B Common Stock and the holders of Preferred Stock shall vote together as a single class on all matters submitted to a vote of stockholders.

    2.3   **Dividends**. Subject to the rights of any outstanding class or series of capital stock ranking senior to Common Stock as to dividends, dividends may be paid upon Common Stock in cash, property or securities as and when declared by the Board of Directors out of funds legally available therefor. As and when dividends are so declared and paid, the holders of Common Stock shall be entitled to participate in such dividends ratably on a per share basis; provided that: (i) if dividends are declared that are payable in shares of Common Stock, such dividends shall be declared and payable at the same rate to holders of each class of Common Stock, but the holders of Class A Common Stock shall receive dividends in Class A Common Stock (rather than dividends in Class B Common Stock), and the holders of Class B Common Stock shall receive dividends in Class B Common Stock, and (ii) if the dividends consist of other voting securities of the Corporation, the Corporation shall declare and pay such dividends in separate classes of securities, identical in all

2

respects, except that the voting rights of each such security shall correspond to the class of security held.

2.4   Liquidation. In the event of any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, the holders of each class of Common Stock are entitled to share ratably in the net assets, if any, remaining after payment in full of all debts and liabilities of the Corporation and after the holders of any outstanding class or series of capital stock ranking senior to Common Stock shall have been paid in full the amounts to which such holders shall be entitled, or an amount sufficient to pay the aggregate amount to which such holders are entitled shall have been set aside for the benefit of the holders of such senior capital stock.

2.5   Stock Splits. The Corporation may not split, divide or combine the shares of any class of Common Stock unless, at the same time, the Corporation splits, divides or combines, as the case may be, the shares of the other class of Common Stock in the same proportion and manner.

2.6   No Preemptive Rights. The Board of Directors may from time to time issue any class or series of authorized stock of the Corporation, or any notes, debentures, bonds, or other securities convertible into or carrying options or warrants to purchase authorized stock of any class or series without offering any such stock, either in whole or in part, to the existing stockholders of any class or series. Except as otherwise provided in these Articles of Incorporation, no shareholder shall by reason of his holding shares of any class of capital stock have any preemptive or preferential rights to purchase or subscribe to stock of any class or series of the Corporation now or hereafter to be authorized, or any notes, debentures, bonds, or other securities convertible into or carrying options or warrants to purchase stock of any class or series now or hereafter to be authorized, whether or not the issuance of any such stock, or such notes, debentures, bonds or other securities, would adversely affect the dividend or voting rights of such stockholder. All such newly authorized shares of stock of any class or series, or notes, debentures, bonds or other securities convertible into, or carrying options or warrants to purchase, stock of any class or series, may be issued and disposed of or sold by the Board of Directors on such terms and for such consideration, so far as may be permitted by law, and to such person or persons as the Board of Directors may determine in its discretion from time to time.

2.7   Conversion. Each holder of Class B Common Stock is entitled to convert at any time at the holder's election, any or all of such holder's Class B Common Stock into shares of Class A Common Stock at the rate of one share of Class B Common Stock for one share of Class A Common Stock, subject to adjustment if necessary pursuant to Section 2.5. Before any holder of a share converted pursuant to this Section 2.7 of this Article V shall be entitled to the rights of a holder of a share of Class A Common Stock into which such holder is converting, such holder must surrender the certificate therefor, duly endorsed, at the office of the Corporation or its transfer agent and registrar for capital stock and there give written notice to the Corporation at such office stating such holder's name or the name of such holder's nominee in which such holder wishes the certificate for the converted share of Common Stock to be issued and such holder's agreement to pay any applicable transfer taxes. The Corporation shall, as soon as practicable thereafter, issue and deliver to the holder or such holder's nominee, as the case may be, such certificate.

3.   *Restrictions on Ownership and Transfer of Common Stock.* Shares of Class B Common

3

Stock may only be issued to or owned by a member of the **Founders Group**. In the event the ownership or the beneficial interest in any share of Class B Common Stock ceases to be vested in a member of the Founders Group, such share shall, immediately upon the effectiveness of such divestiture, convert into a share of Class A Common Stock on a one-for-one basis subject to adjustment, if necessary, as provided in Section 2.5; provided, however, that, upon the merger, consolidation or dissolution of a member of the Founders Group holding Class B Common Stock, the shares of Class B Common Stock owned by such holder at the time of transfer shall remain Class B Common Stock if they are to be transferred to another member of the Founders Group, without any intermediate holding by a person other than a member of the Founders Group other than a nominee for the member of the Founders Group. The term "**Founders Group**" means (i) Aaron Itzkowitz and Jake Itzkowitz, jointly, (ii) Rokk3r Labs, LLC, (iii) Mark Greenberger, (iv) Dewey Robbins and (v) Dynasty Wealth Management, LLC (each a "**Founder**"), and any individual, corporation, partnership, trust, unincorporated association or joint stock company that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, a Founder. For purposes of this provision, the terms "**control**," "**controls**," and "**controlled**" have the meanings ascribed to such terms under the Securities Act.

4. *Preferred Stock*. The Board of Directors is expressly authorized to issue from time to time all or any shares of Preferred Stock, in one or more series, and to fix for each such series such voting powers, full or limited, or no voting powers, and such designations, preferences (including seniority upon liquidation), relative participating, optional or other special rights, redemption rights, conversion privileges and such qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such series and to the fullest extent as now or hereafter permitted by these Articles of Incorporation and the laws of the State of Florida. Unless a vote of any shareholder is required under the Florida Business Corporation Act, the Board of Directors may from time to time increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series of Preferred Stock subsequent to the issuance of shares of that series. In case the number of shares of any series is so decreased, the shares constituting such reduction shall resume the status that such shares had prior to the adoption of the resolution originally fixing the number of shares of such series.

ARTICLE VI
MANAGEMENT OF CORPORATION; BYLAWS

Except as otherwise expressly provided in these Articles of Incorporation for the management of the business and for the conduct of the affairs of the Corporation, and in further definition, limitation and regulation of the powers of the directors and stockholders of the Corporation, it is further provided: (1) the management of the business and the conduct of the affairs of the Corporation shall be vested in its Board of Directors which shall have such number of members as may be provided in the Bylaws of the Corporation and (2) the power to adopt, alter, amend, repeal, or rescind any provisions of the Bylaws of the Corporation may be exercised by the Board of Directors by the vote of at least a majority of the total number of directors.

4

ARTICLE VII
SPECIAL MEETINGS OF STOCKHOLDERS

Special meetings of holders of all voting shares of capital stock, or, as the case may be, such holders of one class or certain classes of stock entitled to vote with respect to the business to be transacted at the special meeting, shall be called by the Chairman of the Board of Directors or the Secretary at the request of stockholders only if the holders of shares representing not less than 50 percent of the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting sign, date, and deliver to the Secretary one or more written demands for a special meeting describing the purpose or purposes of which it is to be held.

ARTICLE VIII
LIABILITY OF DIRECTORS

To the fullest extent permitted by the laws of the State of Florida, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (iii) under Section 607.0834 of the Florida Business Corporation Act, as the same may hereafter be amended or supplemented, or (iv) for any transaction from which the director derived an improper personal benefit. If the laws of the State of Florida are amended after the filing of these Articles of Incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent so permitted. Any amendment, modification or repeal of this Article VIII shall not adversely affect any right or protection of a director of the Corporation existing at the time of such amendment, modification or repeal.

ARTICLE IX
INDEMNIFICATION

Each person who is or was a director, officer, employee, or agent of the Corporation, and each such person who is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans maintained or sponsored by the Corporation (including the heirs, executors, administrators or estate of such person), shall be indemnified by the Corporation to the fullest extent permitted from time to time by the laws of the State of Florida or any other applicable laws as presently or hereafter in effect. The Corporation shall advance the expenses incurred by any of the foregoing persons in defending actions against them to the full extent permitted by applicable law. Without limiting the generality or the effect of the foregoing, the Corporation may enter into one or more agreements with any person which provide for indemnification greater or different than that provided by this Article IX. Any amendment, modification or repeal of this Article IX shall not adversely affect any right or protection existing hereunder at the time of such amendment, modification or repeal.

ARTICLE X
AMENDMENT

Subject to the express provisions of these Articles of Incorporation, any of the provisions of these Articles of Incorporation may be altered, amended, repealed, or rescinded, and other provisions authorized by the laws of the State of Florida at the time in force may be added or inserted, in the manner or at the time prescribed by such laws, and all rights at any time conferred upon the stockholders of the Corporation by these Articles of Incorporation are granted subject to the provisions of this Article X.

THIRD: The foregoing amendments were adopted by all of the members of the Board of Directors and by all of the outstanding shares of Common Stock of the Corporation pursuant to Section 607.0821 and 607.0704 of the Florida Business Corporation Act on November 20, 2017. Therefore, the number of votes cast for the amendment to the Corporation's Articles of Incorporation was sufficient for approval.

IN WITNESS WHEREOF, the undersigned has executed these Amended and Restated Articles of Incorporation, and does hereby acknowledge that this instrument constitutes his act and deed and that the facts stated herein are true.

JINGLZ, INC.



By: _____
Name: Aaron Itzkowitz
Title: President

Date: November 20, 2017